UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant’s name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes [ ]     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 – 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

June 30, 2008.

Item 3.	News Release

The News Release dated July 16, 2008 was disseminated via Marketwire Canadian and U.S. Timely Disclosure.

Item 4.	Summary of Material Change

Ivanhoe Mines Mongolia Inc. XXK (“IMMI”) has notified the Company that as at June 30, 2008, it has incurred aggregate expenditures of US$35 million on the area in Mongolia (the “Project Area”) covered by an equity participation and earn-in agreement dated October 15, 2004, as amended (the “Earn-In Agreement”), thereby increasing its interest in the Project Area from 60% to the maximum available under the Earn-In Agreement, and triggering the formation of a joint venture.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

The Company, through its wholly owned subsidiary Entrée LLC, holds three exploration licenses that comprise the 179,590 hectare Lookout Hill property in Mongolia. The Project Area comprises approximately 25% (40,000 hectares) of the Lookout Hill property.

IMMI, a subsidiary of Ivanhoe Mines Ltd. (“Ivanhoe”), has previously earned a 60% interest in the Project Area by incurring US$27.5 million. Under the Earn-in Agreement, IMMI could increase its interest to a 70% interest in mineralization on the Project Area above a depth of 560 metres and an 80% interest in mineralization on the Project Area below a depth of 560 metres by incurring additional expenditures of US$7.5 million.

IMMI has notified the Company that as at June 30, 2008, it has incurred aggregate expenditures of US$35 million to earn its maximum interest. Under the terms of the Earn-In Agreement, a joint venture is deemed to be formed. The parties will enter into a joint venture agreement substantially in the form attached to the Earn-In Agreement, which will replace the Earn-In Agreement.

The Company has the right to require IMMI to fund its share of subsequent joint venture costs through to production, to be recovered only from production cash flow. This ensures the Company cannot be diluted out of its interest prior to the commencement of production due to an inability to finance.

Ivanhoe holds approximately 15% of the issued and outstanding shares of the Company.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mona Forster, Vice President and Corporate Secretary

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 7th day of July, 2008.

ENTREE FORMS JOINT VENTURE WITH IVANHOE MINES

Vancouver, B.C., July 16, 2008 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has been notified by Ivanhoe Mines Ltd. (TSX: IVN; NYSE: IVN; NASDAQ: IVN – “Ivanhoe Mines”) that its subsidiary, Ivanhoe Mines Mongolia Inc. XXK, has incurred expenditures of US$35 million on exploration of the Entrée-Ivanhoe Mines area covered by the 2004 earn-in agreement (the “Earn-In Agreement”). Under the terms of the Earn-In Agreement, once this level of expenditures has been reached, a joint venture is deemed to be formed and the Earn In Agreement will be replaced by a joint venture agreement.

“Ivanhoe Mines has been an outstanding partner, as evidenced by the discovery of the resources at Hugo North Extension and Heruga. These deposits complement their already substantial reserves. We look forward to working with Ivanhoe Mines as our joint venture partner. This will clearly benefit all of our shareholders and the people of Mongolia,” commented Entrée’s President and CEO, Greg Crowe.

Under the original Earn-In Agreement, Ivanhoe Mines was required to spend a minimum of US$20 million in order to earn any interest in the Project Property and could acquire 70% interest in mineralization above a depth of 560 metres and 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered only from production cash flow. This ensures Entrée cannot be diluted out of its interest due to an inability to finance.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Most notably, the Company is a large landholder in Mongolia, where it holds three exploration licenses that comprise the 179,590-hectare Lookout Hill property. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett deposit and the newly discovered Heruga deposit.

The Company continues to explore its large landholdings in Mongolia as well as evaluating new opportunities throughout the region and elsewhere in Asia. Entrée plans to explore the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade. In North America, the Company is exploring for copper-molybdenum porphyry systems in the southwest USA. The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.

Ivanhoe Mines and Rio Tinto are major shareholders of Entrée, holding approximately 15% and 16% of issued and outstanding shares respectively.

FURTHER INFORMATION

Mona Forster, VP & Corporate Secretary Entrée Gold Inc. Tel: 604-687-4777 E-mail: mforster@entreegold.com	Primoris Group Tel: 866-368-7330 Email: info@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date July 17, 2008
By: /s/ Mona Forster Mona Forster VP & Corporate Secretary